UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 SCHEDULE 13D/A
                                  (Rule 13d-1)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  NYMAGIC, Inc.
                                  -------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   629484 10 6
                                   -----------
                                 (CUSIP Number)

                                Robert G. Simses
                               Cummings & Lockwood
                          140 Royal Palm Way, Suite 205
                              Palm Beach, FL 33480
                                 (561) 659-1250
                                 --------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 13, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this
    Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]





                                                               Page 1 of 6 Pages

--------------------------------------------------------------------------------
CUSIP No. 629484 10 6                                          Page 2 of 6 Pages

--------------------------------------------------------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Louise B. Tollefson Revocable Trust dated 12/23/97
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) [ ]
                                                                  (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)
             OO

------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    [ ]

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Florida
------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER

       NUMBER OF                   0
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   0
                          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                    0
                          -------- ---------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER

                                   0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                                [ ]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)

             OO
------------ -------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 629484 10 6                                          Page 3 of 6 Pages

--------------------------------------------------------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Louise B. Tollefson
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) [ ]
                                                                  (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER

       NUMBER OF                   3,860
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   0
                          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                    3,860
                          -------- ---------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER

                                   0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,818,471
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                                [ ]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             18.8%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)

             IN
------------ -------------------------------------------------------------------

                                                               Page 4 of 6 Pages
                                  Introduction
                                  ------------

         This Amendment No. 1 to Schedule 13D is being filed in order to report the transfer of an aggregate of 1,814,611 shares of common stock, $1.00 par value (the "Common Stock"), of NYMAGIC, Inc., a New York corporation (the "Issuer"), from the Louise B. Tollefson Revocable Trust dated 12/23/97 (the "Revocable Trust") to the Louise B. Tollefson Florida Intangible Tax Trust u/a 12/9/98 (the "FIT Trust"). Louise B. Tollefson ("Tollefson") is a beneficiary of the FIT Trust and is both the sole Trustee and a beneficiary of the Revocable Trust. Howard S. Tuthill and Howard S. Tuthill III are Co-Trustees of the FIT Trust.

ITEM 1.  SECURITY AND ISSUER.

         There has been no change to this Item.

ITEM 2.  IDENTITY AND BACKGROUND.

         There has been no change to this Item.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The transaction which requires the filing of this Amendment was a transfer which was effected without consideration. On December 13, 1999, the Revocable Trust effected a transfer of an aggregate of 1,814,611 shares of Common Stock to the FIT Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the transfer of 1,814,611 shares of Common Stock from the Revocable Trust to the FIT Trust was to implement certain aspects of Tollefson's estate and tax planning.

         Neither the Revocable Trust nor Tollefson has any plans or proposals which would result in any of the consequences listed in paragraphs (a) - (j) of
Item 4 of Schedule 13D.

                                                               Page 5 of 6 Pages





ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person named in Item 2 as of the date hereof:


                          Number of Shares        Number of Shares
                          Beneficially Owned      Beneficially Owned With   Aggregate Number
                          With Sole Voting and    Shared Voting and         of Shares              Percentage of Shares
Name                      Dispositive Power       Dispositive Power         Beneficially Owned      Beneficially Owned
----                      -----------------       -----------------         ------------------      ------------------

Louise B. Tollefson
Revocable Trust dated
12/23/97                            0                     0                             0                    0%

Louise B. Tollefson             3,860                     0                     1,818,471                 18.8%


         (c) On December 13, 1999, 1,814,611 shares of Common Stock were transferred from the Revocable Trust to the FIT Trust. No consideration was given or received for this transfer.

         (d) None.

         (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         There has been no change to this Item.

                                                               Page 6 of 6 Pages






                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: December 29, 1999

                                                 /s/ Louise B. Tollefson
                                                 ------------------------------
                                                 Louise B. Tollefson


                                                 LOUISE B. TOLLEFSON REVOCABLE
                                                 TRUST DATED 12/23/97


                                                 By: /s/ Louise B. Tollefson
                                                    ---------------------------
                                                     Louise B. Tollefson
                                                     Trustee